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9 October 2015

Determination of the initial conversion price of the non-dilutive convertible bonds due 2020

As announced on 24 September 2015, National Grid North America, Inc. (“NGNA”) successfully placed £400 million non-dilutive convertible bonds due 2020 (the “Bonds”) with 0.90% coupon and a conversion premium of 30.0%.

The initial conversion price for the Bonds will be £11.9306, which represents a premium of 30.0% above the share reference price, which was determined (by reference to National Grid plc’s share reference price in the manner described in the 24 September 2015 announcement) to be £9.1774.

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This announcement may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution or reproduction of this announcement in whole or in part is unauthorised. Failure to comply with this directive may result in violation of the United States Securities Act of 1933, as amended (the “Securities Act”) or the applicable laws of any such other jurisdiction.

This announcement is not an offer of securities for sale in the United States. The securities to which this announcement relates have not been registered under the Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States.

This announcement has been prepared solely for information purposes and is not an offer (or a solicitation of an offer) to buy or sell any securities in any jurisdiction.

CONTACTS

Investors and Analysts

Fixed Income

Kwok Liu	+44 7900 405729 (m)

Equity

Andy Mead	+44 7752 890787 (m)

George Laskaris	+1 917 375 0989 (m)

Tom Hull	+1 917 524 4099 (m)

Media

National Grid

Gemma Stokes	+44 7974 198333

Brunswick

Mike Smith or Emma Walsh	+44 (0)20 7404 5959